UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                       VENTURE LENDING & LEASING III, INC.
                                (Name of Issuer)

                         Common Shares, $0.001 par value
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                                 Douglas D. Reed
                       2010 North First Street, Suite 310
                           San Jose, California 95131
                                 (408) 436-8577
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------------------------------------------                           -------------------------------------------
CUSIP No.  NONE                                                     13D                                     Page 2 of 26 Pages
---------------------------------------------------------                           -------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------------
    1      Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

           Venture Lending & Leasing III, LLC
---------- --------------------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group                                                 (a) [ ]
           (See Instructions)                                                                               (b) [X]

---------- --------------------------------------------------------------------------------------------------------------------
    3      SEC Use Only


---------- --------------------------------------------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)

           WC
---------- --------------------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization

           Delaware
---------- --------------------------------------------------------------------------------------------------------------------
                                     7     Sole Voting Power

                                           100,000
        Number of Shares           ------- ------------------------------------------------------------------------------------
                                     8     Shared Voting Power
      Beneficially Owned by
                                           - 0 -
      Each Reporting Person        ------- ------------------------------------------------------------------------------------
                                     9     Sole Dispositive Power
              With
                                           100,000
                                   ------- ------------------------------------------------------------------------------------
                                     10    Shared Dispositive Power

                                           - 0 -
---------- --------------------------------------------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           100,000
---------- --------------------------------------------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
           (See Instructions)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)

           100%
---------- --------------------------------------------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions)

           HC
---------- --------------------------------------------------------------------------------------------------------------------


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---------------------------------------------------------                           -------------------------------------------
CUSIP No.  NONE                                                     13D                                     Page 3 of 26 Pages
---------------------------------------------------------                           -------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------------
    1      Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

           VLLI Capital, LLC
---------- --------------------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group                                                 (a) [ ]
           (See Instructions)                                                                               (b) [X]

---------- --------------------------------------------------------------------------------------------------------------------
    3      SEC Use Only


---------- --------------------------------------------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization

           Delaware
---------- --------------------------------------------------------------------------------------------------------------------
                                     7     Sole Voting Power

                                           - 0 -
        Number of Shares           ------- ------------------------------------------------------------------------------------
                                     8     Shared Voting Power
      Beneficially Owned by
                                           690
      Each Reporting Person        ------- ------------------------------------------------------------------------------------
                                     9     Sole Dispositive Power
              With
                                           100,000
                                   ------- ------------------------------------------------------------------------------------
                                     10    Shared Dispositive Power

                                           - 0 -
---------- --------------------------------------------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           100,000
---------- --------------------------------------------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
           (See Instructions)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)

           100%
---------- --------------------------------------------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions)

           OO
---------- --------------------------------------------------------------------------------------------------------------------


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CUSIP No.  NONE                                                     13D                                     Page 4 of 26 Pages
---------------------------------------------------------                           -------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------------
    1      Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

           Westech Investment Advisors, Inc.
---------- --------------------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group                                                 (a) [ ]
           (See Instructions)                                                                               (b) [X]

---------- --------------------------------------------------------------------------------------------------------------------
    3      SEC Use Only


---------- --------------------------------------------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization

           California
---------- --------------------------------------------------------------------------------------------------------------------
                                     7     Sole Voting Power

                                           - 0 -
        Number of Shares           ------- ------------------------------------------------------------------------------------
                                     8     Shared Voting Power
      Beneficially Owned by
                                           970
      Each Reporting Person        ------- ------------------------------------------------------------------------------------
                                     9     Sole Dispositive Power
              With
                                           100,000
                                   ------- ------------------------------------------------------------------------------------
                                     10    Shared Dispositive Power

                                           - 0 -
---------- --------------------------------------------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           100,000
---------- --------------------------------------------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
           (See Instructions)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)

           100%
---------- --------------------------------------------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions)

           CO
---------- --------------------------------------------------------------------------------------------------------------------

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
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CUSIP No.  NONE                                                     13D                                     Page 5 of 26 Pages
---------------------------------------------------------                           -------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------------
    1      Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

           Ronald W. Swenson
---------- --------------------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group                                                 (a) [ ]
           (See Instructions)                                                                               (b) [X]

---------- --------------------------------------------------------------------------------------------------------------------
    3      SEC Use Only


---------- --------------------------------------------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization

           United States
---------- --------------------------------------------------------------------------------------------------------------------
                                     7     Sole Voting Power

                                           - 0 -
        Number of Shares           ------- ------------------------------------------------------------------------------------
                                     8     Shared Voting Power
      Beneficially Owned by
                                           970
      Each Reporting Person        ------- ------------------------------------------------------------------------------------
                                     9     Sole Dispositive Power
              With
                                           - 100,000 -
                                   ------- ------------------------------------------------------------------------------------
                                     10    Shared Dispositive Power

                                           - 0 -
---------- --------------------------------------------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           100,000
---------- --------------------------------------------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
           (See Instructions)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)

           100%
---------- --------------------------------------------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions)

           HC, IN
---------- --------------------------------------------------------------------------------------------------------------------


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CUSIP No.  NONE                                                     13D                                     Page 6 of 26 Pages
---------------------------------------------------------                           -------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------------
    1      Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

           Salvador O. Gutierrez
---------- --------------------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group                                                 (a) [ ]
           (See Instructions)                                                                               (b) [X]

---------- --------------------------------------------------------------------------------------------------------------------
    3      SEC Use Only

---------- --------------------------------------------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization

           United States
---------- --------------------------------------------------------------------------------------------------------------------
                                     7     Sole Voting Power

                                           - 0 -
        Number of Shares           ------- ------------------------------------------------------------------------------------
                                     8     Shared Voting Power
      Beneficially Owned by
                                           1700
      Each Reporting Person        ------- ------------------------------------------------------------------------------------
                                     9     Sole Dispositive Power
              With
                                           100,000
                                   ------- ------------------------------------------------------------------------------------
                                     10    Shared Dispositive Power

                                           - 0 -
---------------------------------- ------- ------------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           100,000
---------- --------------------------------------------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
           (See Instructions)

           Not applicable
---------- --------------------------------------------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)

           100%
---------- --------------------------------------------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions)

           HC, IN
---------- --------------------------------------------------------------------------------------------------------------------

--------------------------------                     ---------------------------
CUSIP No.  NONE                        13D                    Page 7 of 26 Pages
--------------------------------                     ---------------------------

         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").


Item 1.  Security and Issuer.

         This statement relates to common shares, $0.001 par value per share, of Venture Lending & Leasing III, Inc., a Maryland corporation (the "Issuer"), of which 100,000 shares are outstanding (the "Shares"). The principal executive offices of the Issuer are located, at 2010 North First Street, Suite 310, San Jose, California 95131.


Item 2.  Identity and Background.

         (a) This Schedule 13D is filed by Venture Lending & Leasing III, LLC (the "Company"), a Delaware limited liability company, VLLI Capital, LLC, a Delaware limited liability company ("VLLI"), Westech Investment Advisors, Inc., a California corporation ("Westech"), Ronald W. Swenson, and Salvador O. Gutierrez. The Company is the sole shareholder of the Issuer. VLLI is the managing member of the Company. Westech is the managing member of VLLI and the investment manager of the Issuer, and each of Messrs. Swenson and Gutierrez owns 50% of the capital stock of Westech. Pursuant to the Operating Agreement of the Company, dated as of May 19, 2000, the members of the Company have pass-through voting rights such that if any vote or consent is to be cast or given by the Company as the sole shareholder of the Issuer, then VLLI must first obtain direction from the members of the Company on how to cast such vote or give such consent on behalf of the Company (such operative provisions are attached hereto as Exhibit 6). The required vote or consent of the members to give such direction parallels the vote or consent required of the shareholders of the Issuer (i.e. if a matter requires the consent of the holders of two-thirds of the outstanding shares of the Issuer, then the vote or consent required of the members of the Company is the approval by the holders of two-thirds or more in interest of the members of the Company).

         Each of the Company, VLLI, Westech, and Messrs. Swenson and Gutierrez is referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." By virtue of VLLI's position as managing member of the Company, Westech's position as managing member of VLLI and the capital stock of Westech held by Messrs. Swenson and Gutierrez, the Reporting Persons may be deemed to be members of a Section 13(d) group and are hereby filing a joint Schedule 13D. Each Reporting Person, however, expressly disclaims membership in any group.

         The names, business addresses, principal occupations and citizenship of each director, executive officer and controlling shareholder of Westech (other than Messrs. Swenson and Gutierrez) is set forth on Schedule A, which is incorporated herein by this reference.

         (b) The principal business and office address of each Reporting Person is 2010 North First Street, Suite 310, San Jose, California 95131.

         (c) The principal business of the Company is to acquire and hold all of the Shares. VLLI was formed to serve as the managing member of the Company. Westech is a registered investment adviser under the Investment Advisers Act of 1940. Mr. Swenson is the Chairman, Chief Executive Officer and a director of Westech and of the Issuer. Mr. Gutierrez is the President and a director of Westech and of the Issuer.

         (d) No Reporting Person or person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

--------------------------------                     ---------------------------
CUSIP No.  NONE                        13D                    Page 8 of 26 Pages
--------------------------------                     ---------------------------

         (e) No Reporting Person or person listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Company purchased the Shares for a purchase price of $25,000 pursuant to a Stock Purchase Agreement, dated as of March 14, 2000. The working capital of the Company was the source of the purchase price.


Item 4.  Purpose of Transaction.

         The Company was formed to acquire and own all of the Shares. All of the Shares are currently held by the Company. The Issuer is a closed-end management investment company which has elected to be treated as a business development company under the Investment Company Act of 1940. The Issuer provides asset-based financing to venture-capital-backed companies in the form of secured loans. Neither the Shares nor the membership interests of the Company are traded on a national securities exchange or quoted on an inter-dealer system of a national securities association.

         Other than as stated in this Schedule 13D, none of the Reporting Persons or any person listed on Schedule A is aware of any plan or proposal which the Reporting Persons or the persons listed on Schedule A may have which relate to or would result in:

         (i) The acquisition by any person of additional securities of the Issuer;

         (ii) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

         (iii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (iv) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

         (v) Any material change in the present capitalization or dividend policy of the Issuer;

         (vi) Any other material change in the Issuer's business or corporate structure including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (vii) Changes in the Issuer's Articles of Incorporation, Bylaws or other action which may impede the acquisition of control of the Issuer by any person;

         (viii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

         (ix) A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

--------------------------------                     ---------------------------
CUSIP No.  NONE                        13D                    Page 9 of 26 Pages
--------------------------------                     ---------------------------

         (x)      Any action similar to any of those enumerated above.

         Each of the Reporting Persons and the persons listed on Schedule A expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors. Accordingly, each Reporting Person and person listed on Schedule A reserves the right to change its plans and intentions at any time, as such person deems appropriate.


Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of common shares of the Issuer reported owned by each Reporting Person is based upon 100,000 common shares outstanding (which is the total number of outstanding shares of the Issuer as reported in its Form 10-K/A as filed with the Securities and Exchange Commission on June 21,
2004). As of the date of this Schedule, the Company owns all of the Shares. By reason of its position as managing member of the Company, VLLI may also be deemed to be the beneficial owner of the Shares.

         Westech is the managing member of VLLI. Because of its position with VLLI, Westech may also be deemed to be the beneficial owner of the Shares. Messrs. Swenson and Gutierrez each own 50% of the outstanding voting capital stock of Westech. By reason of such ownership and their positions as officers and directors of Westech and of the Issuer, Messrs. Swenson and Gutierrez may be deemed to beneficially own the Shares. In addition, by reason of his indirect beneficial ownership of membership interests of the Company, Mr. Swenson may be deemed to beneficially own 970 outstanding common shares of the Issuer (280 shares by reason of membership interests of the Company owned by Westech and 690 shares by reason of membership interests of the Company owned by VLLI), constituting 0.97% of the Shares. By reason of his indirect beneficial ownership of membership interests of the Company, Mr. Gutierrez may be deemed to beneficially own 1700 outstanding common shares of the Issuer (730 shares by reason of membership interests directly or indirectly owned by him, 280 shares by reason of membership interests of the Company owned by Westech, and 690 shares by reason of membership interests of the Company owned by VLLI), constituting 1.70% of the Shares. Each of Messrs. Swenson and Gutierrez disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest in the Company, in VLLI and in Westech.

         Based on each person's direct or indirect beneficial ownership of membership interests in the Company, each of Messrs. Best, Cohan, and Werdegar may be deemed to beneficially own 10, 90 and 0 common shares of the Issuer, respectively, constituting 0.01%, 0.09% and 0% of the Shares, respectively. Each of Messrs. Best, Cohan and Werdegar disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest in the Company.

         (b) Subject to the pass-through voting rights of the members of the Company discussed above in Item 2, the Company has sole voting and dispositive power with respect to the Shares owned by it. By reason of its position as managing member of the Company, VLLI may also be deemed to have sole dispositive power with respect to the Shares held by the Company. Because of its membership interest in the Company, VLLI may also be deemed to share voting power with the Company with respect to 690 common shares of the Issuer. By reason of its position with VLLI, Westech may also be deemed to have sole dispositive power with respect to the Shares held by the Company and to have shared voting power with respect to 970 common shares of the Issuer (690 shares beneficially owned by VLLI and 280 shares beneficially owned by Westech). By reason of their ownership of the outstanding capital stock of Westech, each of Messrs. Swenson and Gutierrez may also be deemed to have sole dispositive power with respect to the Shares held by the Company and to share voting power with the Company with respect to the 970 common shares of the Issuer (690 shares beneficially owned by VLLI and 280 shares beneficially owned by Westech).

--------------------------------                     ---------------------------
CUSIP No.  NONE                        13D                   Page 10 of 26 Pages
--------------------------------                     ---------------------------

         Because of each person's direct or indirect beneficial ownership of membership interests in the Company (as more fully described in (a) above), such person may be deemed to share voting power with the Company with respect to the following number of common shares of the Issuer: (i) Mr. Swenson, 0 common shares of the Issuer, (ii) Mr. Gutierrez, 730 common shares of the Issuer, (iii) Mr. Best, 10 common shares of the Issuer, (iv) Mr. Cohan, 90 common shares of the Issuer, and (v) Mr. Werdegar, 0 common shares of the Issuer.

         (c) There have been no transactions in the Issuer's common shares in the last sixty days by the Reporting Persons or those persons listed on Schedule A.

         (d) No person other than the Reporting Persons and the members of the Company is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described in this Schedule 13D, there are no contracts, arrangements or understandings among the Reporting Persons or persons listed on Schedule A, or between the Reporting Persons or persons listed on Schedule A, and any other person, with respect to the common shares of the Issuer.


Item 7.  Material to be Filed as Exhibits.

         1.       Joint Filing Agreement.

         2.       Power of Attorney of Venture Lending & Leasing III, LLC

         3.       Power of Attorney of VLLI Capital, LLC.

         4.       Power of Attorney of Westech Investment Advisors, Inc.

         5.       Power of Attorney of Ronald W. Swenson.

         6.       Power of Attorney of Salvador O. Gutierrez.

         7. Operative Provisions of Operating Agreement of Venture Lending & Leasing III, LLC, dated as of May 19, 2000.

--------------------------------                     ---------------------------
CUSIP No.  NONE                        13D                   Page 11 of 26 Pages
--------------------------------                     ---------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  January 3, 2005


VENTURE LENDING & LEASING III, LLC                                VLLI CAPITAL, LLC

By:      VLLI Capital, LLC,                                       By:      Westech Investment Advisors, Inc.,
         Its Managing Member                                               Its Managing Member


By:      Westech Investment Advisors, Inc.,                       By:      /s/ Ronald W. Swenson
         Its Managing Member                                               ---------------------------------
                                                                           Ronald W. Swenson
                                                                           Chief Executive Officer

By:      /s/ Ronald W. Swenson                                    By:      /s/ Salvador O. Gutierrez
         ---------------------------------                                 ---------------------------------
         Ronald W. Swenson                                                 Salvador O. Gutierrez
         Chief Executive Officer                                           President

By:      /s/ Salvador O. Gutierrez
         ---------------------------------
         Salvador O. Gutierrez
         President
                                                                  Westech Investment Advisors, Inc.


                                                                  By:      /s/ Ronald W. Swenson
                                                                           ---------------------------------
                                                                           Ronald W. Swenson
                                                                           Chief Executive Officer


                                                                  By:      /s/ Salvador O. Gutierrez
                                                                           ---------------------------------
                                                                           Salvador O. Gutierrez
                                                                           President


                                                                  /s/ Ronald W. Swenson
                                                                  ------------------------------------------
                                                                  RONALD W. SWENSON


                                                                  /s/ Salvador O. Gutierrez
                                                                  ------------------------------------------
                                                                  SALVADOR O. GUTIERREZ

--------------------------------                     ---------------------------
CUSIP No.  NONE                        13D                   Page 12 of 26 Pages
--------------------------------                     ---------------------------



                                   SCHEDULE A

         The following table sets forth the name and present principal occupation of each director, executive officer and control person of Westech Investment Advisors, Inc other than Messrs. Swenson and Gutierrez. The business address of each such person is 2010 North First Street, Suite 310, San Jose, California 95131. Each person listed below is a citizen of the United States.


Name                                       Present Principal Employment
----                                       ----------------------------

Douglas D. Reed                            Chief Financial Officer, Secretary

Brian R. Best                              Vice President, Assistant Secretary

Jay L. Cohan                               Vice President

Maurice C. Werdegar                        Vice President



                                  EXHIBIT INDEX


Exhibit                                                                  Page
-------                                                                  ----
1.         Joint Filing Agreement                                        13
2.         Power of Attorney of Venture Lending & Leasing III, LLC       14
3.         Power of Attorney of VLLI Capital, LLC.                       15
4.         Power of Attorney of Westech Investment Advisors, Inc.        16
5.         Power of Attorney of Ronald W. Swenson.                       17
6.         Power of Attorney of Salvador O. Gutierrez.                   18
7.         Operative Provisions of Operating Agreement of
           Venture Lending & Leasing III, LLC, dated as of
           May 19, 2000.                                                 19